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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47023

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Newedge USA, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

550 West Jackson Boulevard, Suite 500
(No. and Street)

Chicago	IL	60661
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jennifer Anderson — (312) 762-3045
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

155 N. Wacker Drive	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/2

OATH OR AFFIRMATION

I, Antoine Babule and Jeff Pollack, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Newedge USA, LLC, (the company) as of December 31, 2012, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Antoine Babule
Chief Executive Officer

Jeff Pollack
Chief Financial Officer

"OFFICIAL SEAL"
THOMAS A. MCBRIDE
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 12/10/2013

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Member's Equity.
- ☐ (f) Statement of Changes in Subordinated Debt.
- ☒ (g) Computation of Net Capital Pursuant to Rule 15c3-1.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION AND SUPPLEMENTAL INFORMATION

Newedge USA, LLC
(A Delaware Limited Liability Company)
December 31, 2012
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG

Newedge USA, LLC

Statement of Financial Condition and Supplemental Information

December 31, 2012

Contents

Report of Independent Registered Public Accounting Firm

The Board of Directors and Member
Newedge USA, LLC

We have audited the accompanying statement of financial condition of Newedge USA, LLC (the Company) as of December 31, 2012, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Newedge USA, LLC as of December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the financial statement as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the financial statement, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statement. The information has been subjected to the auditing procedures applied in the audit of the financial statement and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statement or to the financial statement itself, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statement as a whole.

Ernst & Young LLP

Chicago, Illinois
February 27, 2013

Newedge USA, LLC

Statement of Financial Condition

(Thousands of Dollars)

December 31, 2012

Assets		
Cash	$	144,028
Funds segregated for regulatory purposes		14,754,213
Receivables:		
Brokers, dealers, and clearing organizations		753,317
Customers (net of allowance of $5,172)		741,500
Securities purchased under agreements to resell		10,929,990
Securities borrowed		4,767,681
Financial instruments owned (including $134,725, pledged)		223,318
Fixed assets (net of accumulated depreciation and amortization of $134,783)		30,040
Other assets		85,108
	$	32,429,195
Liabilities and member's equity		
Payables:		
Brokers, dealers, and clearing organizations	$	841,440
Customers		14,663,134
Securities sold under agreements to repurchase		10,107,097
Securities loaned		4,411,530
Financial instruments sold, not yet purchased		20
Accounts payable and accrued liabilities		63,608
Other liabilities		76,161
		30,162,990
Subordinated debt		1,105,000
Member's equity		1,161,205
Total liabilities and member's equity	$	32,429,195

See notes to statement of financial condition.

PRELIMINARY AND TENTATIVE FOR DISCUSSION ONLY

1. Organization and Nature of Operations

The Company

Newedge USA, LLC (Newedge USA or the Company) is wholly owned by Newedge Group SA (Newedge Group or Member). Newedge Group is a 50/50 joint venture between Societe Generale (SG), Paris, France, and Credit Agricole CIB, Paris, France.

Nature of Operations

Newedge USA is a registered broker-dealer and futures commission merchant and principally engages in the intermediation of futures contracts, fixed income securities, equities, foreign exchange, and the related derivatives for customers, affiliates, and counterparties. Newedge USA engages in limited proprietary trading activities, primarily to facilitate customer transactions. Newedge USA is a clearing member of most major United States-based and several foreign futures and securities exchanges and most clearing/settlement organizations.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from these estimates.

Funds Segregated for Regulatory Purposes

The Company is obligated by rules mandated by the Securities and Exchange Commission (SEC) and the Commodity Futures Trading Commission (CFTC) to segregate or set aside cash or qualified securities to satisfy regulations promulgated to protect customer assets. At December 31, 2012, the Company was in compliance with its segregation requirements, which includes segregation, secured, legally segregated operationally commingled, and Rule 15c3-3 requirements. At December 31, 2012, the Company has cash of $4,545 million, securities of $3,726 million, securities purchased under agreements to resell of $5,159 million, and receivables from brokers, dealers, and clearing organizations of $1,324 million segregated in accordance with these regulatory requirements.

2. Significant Accounting Policies (continued)

Securities and Derivatives Transactions

Firm-owned securities and proprietary derivatives transactions and the related revenues and expenses are recorded on the trade date. Financial instruments owned and financial instruments sold, not yet purchased, including equities, U.S. government securities, and corporate bonds, are generally recorded at market value based on quoted market prices. If quoted prices are not available, fair values are estimated on the basis of indicative dealer quotes or quoted prices for instruments with similar characteristics. Money market funds are valued at the published net asset value (NAV). The Company values its referential swap contracts and foreign currency forwards using a valuation based on relevant settlement prices of the referenced futures contract. Futures are valued using the exchange closing settlement price and are included in both receivables from and payables to brokers, dealers, and clearing organizations in the statement of financial condition.

Customer Transactions

Customer securities and commodities transactions are recorded on the settlement date.

Receivables from and payables to customers, including affiliates, arise primarily in connection with securities and commodities transactions and include gains and losses on open commodity trades. Securities and options owned or sold by customers and held by the Company are not reflected in the statement of financial condition. These securities are held by the Company as either margin collateral or as fully paid securities in safekeeping. A portion of these securities has been deposited as margin with clearing organizations. At December 31, 2012, the market value of customer securities held was $6.7 billion, of which $4.6 billion has been pledged as margin at carrying brokers and clearing organizations. At December 31, 2012, the market value of customer margin securities transactions was $507.2 million, of which $161.4 million was being used to finance customer margin balances.

2. Significant Accounting Policies (continued)

Collateralized Financings

Securities purchased under agreements to resell (resale agreements) and securities sold under agreements to repurchase (repurchase agreements) are accounted for as collateralized financing transactions. These transactions are collateralized primarily by U.S. government and government agency securities and are carried at their contracted resale or repurchase amounts plus accrued interest. Repurchase and resale transactions are presented on a net-by-counterparty basis in the accompanying statement of financial condition where net presentation is permitted pursuant to the provisions of Accounting Standards Codification (ASC) 210-20, *Offsetting*.

The Company's policy is to take possession or control of securities with a market value in excess of the principal amount loaned, plus accrued interest, in order to collateralize resale agreements. The Company monitors the market value of the underlying securities that collateralize the related receivable on resale agreements on a daily basis and may require additional collateral when deemed appropriate. Similarly, the Company is required to provide securities to counterparties in order to collateralize repurchase agreements. Resale and repurchase activities are generally transacted under master netting agreements that give the Company the right, in the event of default, to liquidate collateral held.

Securities borrowed and loaned result from transactions with other brokers and dealers or financial institutions and are recorded at the amount of cash collateral advanced or received plus accrued interest. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. Securities loaned transactions require the borrower to deposit cash or other collateral with the Company. The Company monitors the market value of securities borrowed and loaned, with additional collateral obtained or refunded as necessary.

2. Significant Accounting Policies (continued)

Receivables From and Payables to Brokers, Dealers, and Clearing Organizations

Receivables from brokers, dealers, and clearing organizations include amounts receivable for securities not delivered by the Company to the purchaser by the settlement date and margin deposits. Payables to brokers, dealers, and clearing organizations include amounts payable for securities not received by the Company from the seller by the settlement date. Receivables and payables to brokers, dealers, and clearing organizations also include amounts related to net receivables and payables from unsettled trades.

Fixed Assets

Fixed assets include furniture, equipment, software, and leasehold improvements and are recorded at cost, less accumulated depreciation and amortization.

Foreign Currency

The Company's assets and liabilities denominated in foreign currencies are translated at the rate of exchange prevailing at the close of business at the statement of financial condition date.

Recent Accounting Pronouncements

In December 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-11, *Balance Sheet (Topic 210): Disclosures about offsetting Assets and Liabilities*. ASU 2011-11 adds the requirement to disclose to financial statement users the effect or potential effect of netting arrangements on the financial position of the Company, including the effect or potential effect of rights of setoff associated with certain financial instruments and derivative instruments.

2. Significant Accounting Policies (continued)

Subsequently, in January 2013, the FASB issued ASU 2013-01, *Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities*. ASU 2013-01 clarifies which instruments and transactions are subject to the offsetting disclosure requirements established by ASU 2011-11. The new disclosures governed by ASU 2013-01 are required for periods beginning on or after January 1, 2013, and must be applied retrospectively. The Company is currently evaluating the impact this will have on its financial statements.

In February 2013, the FASB issued ASU 2013-03, *Financial Instruments (Topic 825): Clarifying the Scope and Applicability of a Particular Disclosure to Nonpublic Entities*. ASU 2013-03 clarifies that nonpublic entities are not required to disclose the level of fair value hierarchy within which the fair value measurements are categorized in their entirety (Level 1, 2, or 3) for items that are not measured at fair value in the statement of financial condition but for which fair value is disclosed. The disclosures governed by ASU 2011-11 and the new clarification within ASU 2013-03 are effective upon issuance. The Company has included the requirements of this on its financial statements.

Fair Value of Financial Instruments

The Company previously adopted ASC 820-10, *Fair Value Measurement*, for financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the statement of financial condition on a recurring basis. ASC 820-10 clarifies the definition of fair value and the methods used to measure fair value and expands disclosures about fair value measurements and methodologies.

ASC 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various approaches, including market, income, and/or cost approaches. ASC 820-10 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs when available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's own judgments about the assumptions market participants would use in pricing the asset or

2. Significant Accounting Policies (continued)

liability, based on the best information available in the circumstances. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels, as follows:

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical unrestricted assets or liabilities. Financial assets and liabilities utilizing Level 1 inputs include active exchange-traded equity securities, listed derivatives, and U.S. government securities.

- Level 2 – Quoted prices for identical or similar assets and liabilities in active markets and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals. Financial assets and liabilities utilizing Level 2 inputs include corporate bonds, certificates of deposit, foreign currency forwards, and referential swaps.

- Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

In certain cases, the inputs used to measure the fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level of input that is significant to the fair value measurement in its entirety.

3. Fair Value Disclosures

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with ASC 820-10.

3. Fair Value Disclosures (continued)

The following table presents information about the Company's assets and liabilities measured at fair value on a recurring basis as of December 31, 2012, and indicates the fair value hierarchy of the valuation techniques utilized by the Company to determine such fair value (in thousands of dollars):

	Level 1	Level 2	Level 3	Total
Assets				
Funds segregated for regulatory purposes:				
Money market funds	$ 2,400,000	$ –	$ –	$ 2,400,000
U.S. government securities	1,326,069	–	–	1,326,069
Brokers, dealers, and clearing organizations (receivables):				
U.S. government securities	132,864	–	–	132,864
Foreign currency forwards	–	169	–	169
Futures contracts	23	–	–	23
Financial instruments owned:				
U.S. government securities	141,694	–	–	141,694
Equities	11,171	–	–	11,171
Corporate bonds	–	13,390	–	13,390
Referential commodity swaps	–	57,063	–	57,063
Total assets at fair value	$ 4,011,821	$ 70,622	$ –	$ 4,082,443
Liabilities				
Brokers, dealers, and clearing organizations (payables):				
Futures contracts	$ 59,469	$ –	$ –	$ 59,469
Customer (payables):				
Foreign currency forwards	–	33,205	–	33,205
Financial instruments sold, not yet purchased:				
Referential commodity swaps	–	20	–	20
Total liabilities at fair value	$ 59,469	$ 33,225	$ –	$ 92,694

3. Fair Value Disclosures (continued)

The Company assesses its financial instruments on a semi-annual basis to determine the appropriate classification within the fair value hierarchy, as defined by ASC 820-10. Transfers between fair value classifications occur when there are changes in pricing observability levels. Transfers of financial instruments among the levels are deemed to occur at the end of the reporting period. There were no material transfers between the Company's Level 1 and/or Level 2 classified instruments during the 12 months ended December 31, 2012. The Company did not have any Level 3 classified instruments during the 12 months ended December 31, 2012.

4. Transactions With Related Parties

The Company provides and receives execution and clearing services for derivatives, securities, and financing transactions with entities affiliated through common ownership. Amounts outstanding to/from such affiliates at December 31, 2012, are reflected in the statement of financial condition as follows (in thousands of dollars):

Assets	
Funds segregated for regulatory purposes	$ 5,221,316
Receivables from brokers, dealers, and clearing organizations	204,702
Securities purchased under agreements to resell	1,088,615
Securities borrowed	46,085
Financial instruments owned	9,029
Other assets	11,068
Liabilities	
Payables to brokers, dealers, and clearing organizations	$ 441,356
Payables to customers	1,258,731
Securities sold under agreements to repurchase	1,025,005
Securities loaned	171,988
Other liabilities	3,408
Subordinated debt	1,105,000

4. Transactions With Related Parties (continued)

The Company executes and clears derivatives, securities, and financing transactions with and on behalf of affiliates. In addition, affiliates execute brokerage, clearing, and exchange transactions with and on behalf of the Company.

Newedge Facilities Management Inc., an affiliate owned by Newedge Group, provides technology support to the Company for which the Company incurs a fee.

Newedge Group allocates a management fee to the Company to cover costs that arise in conjunction with various administrative, financing, and support services.

During the year, Newedge Alternative Strategies Inc. (NAST), a Newedge Group subsidiary, served as the counterparty to transactions and in connection therewith earned fees. Newedge USA provided administrative and operational support services to NAST in connection with the over-the-counter transactions for which Newedge USA earned fees. At December 31, 2012, management made a strategic decision to contribute certain balances of NAST to the Company. All NAST intercompany balances were eliminated, and net assets of $8.9 million were contributed to the Company, which is reflected in the statement of financial condition.

An affiliate of the Company provides direct financing to certain Newedge USA futures customers. Loan amounts are not recorded in the Company's statement of financial condition.

5. Financial Instruments Owned and Financial Instrument Sold, Not Yet Purchased

Financial instruments owned and financial instruments sold, not yet purchased by the Company represent proprietary trading positions. The balances at December 31, 2012, are presented below (in thousands of dollars):

	Owned	Sold, Not Yet Purchased
U.S. government obligations	$ 141,694	$ –
Referential commodity swaps	57,063	20
Equities	11,171	–
Corporate obligations	13,390	–
	$ 223,318	$ 20

5. Financial Instruments Owned and Financial Instrument Sold, Not Yet Purchased (continued)

Financial instruments sold, not yet purchased obligate the Company to purchase the financial instruments at a future date at then-prevailing prices, which may differ from the carrying values reflected in the statement of financial condition. Accordingly, these transactions result in off-balance sheet risk as the Company's ultimate obligation to satisfy the sale of financial instruments sold, not yet purchased may exceed the amount reflected in the statement of financial condition.

The Company holds shares of certain U.S. exchanges, which are required to conduct business on the exchange, at cost in accordance with ASC 940, *Financial Services – Brokers and Dealers.* The cost of these shares is $0.7 million and is included in other assets in the statement of financial condition. The fair market value of these shares as of December 31, 2012, based on quoted market prices, is $3.4 million and would be classified as a Level 1 within the fair value hierarchy had these securities been measured at fair value in the statement of financial condition.

6. Derivative, Customer, and Financing Activities

Derivative Activities

Derivatives are financial instruments, which include futures, options, swaps, and forward contracts, whose value is based upon an underlying asset, index, or reference rate. A derivative contract may be traded on an exchange or over the counter. Exchange-traded derivative contracts are standardized and include futures and options contracts. Over-the-counter (OTC) derivative contracts are individually negotiated between contracting parties and include swap and forward contracts. In the normal course of business, to facilitate customer activities, the Company enters into futures contracts, options, forward contracts, and swap contracts. The swap contracts are referential swaps that are economically similar to futures contracts. The Company records its derivative activities at market or fair value.

6. Derivative, Customer, and Financing Activities (continued)

Derivative Activities (continued)

At December 31, 2012, the fair value of derivatives was as follows (in thousands of dollars, except number of contracts):

	Assets (1)	Liabilities (2)	Number of Contracts (3)
Commodity futures contracts	$ 23	$ 59,469	81,691
Foreign currency forward contracts	169	33,205	499,081
Referential commodity swap contracts	57,063	20	3,657,304
	$ 57,255	$ 92,694	

(1)Reflects derivative assets within receivables from brokers, dealers, and clearing organizations of $192 and financial instruments owned of $57,063.

(2)Reflects derivative liabilities within payables to brokers, dealers, and clearing organizations of $59,469, customer payables of $33,205, and financial instruments sold, not yet purchased, of $20.

(3)Contract equivalent is determined using industry standards and equivalent contracts in the futures market. OTC contract equivalents are determined by dividing OTC notionals by associated contract notionals. For minor currencies for which no futures contracts are traded, contract equivalents are determined to be equal to the USD notional divided by $1,000, which is consistent with other minor currency futures contracts. Number of contracts is reported as a quarterly average for the year ended December 31, 2012.

Risks arise from the possible inability of counterparties to meet the terms of their contracts and from unfavorable changes in commodity prices, foreign currency exchange rates, interest rates, and other factors. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally have limited credit risk. The Company's exposure to credit risk arises from the possibility that a counterparty to a transaction might fail to perform under its contractual commitment, resulting in the Company incurring a loss. For these instruments, the unrealized gain or loss, rather than the contract or notional amounts, represents the approximate cash requirements. To reduce its credit risk for derivative transactions, including referential swaps and foreign currency forwards, the Company has established controls to monitor the creditworthiness of counterparties, as well as the quality of pledged collateral, and uses master netting agreements whenever possible. The Company also has credit guidelines that limit the Company's credit exposures to any one counterparty. Specific credit risk limits based on the credit guidelines are also in place for each type of counterparty. The Company may require counterparties to pledge collateral when deemed necessary. The credit risk for such transactions represents the net unrealized gain, net of any collateral held.

6. Derivative, Customer, and Financing Activities (continued)

Derivative Activities (continued)

The Company engages in limited proprietary derivatives trading activities primarily to facilitate customer transactions.

Customer Activities

The Company executes and clears futures contracts, options on futures contracts, and equity options for its customers, including affiliates. Substantially all of these contracts are transacted on a margin basis subject to individual exchange regulations for the accounts of its customers. As such, the Company guarantees to the respective clearing organizations its customers' performance under these contracts. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. To reduce its risk, the Company requires its customers to meet, at a minimum, the margin requirements established by each of the exchanges on which such contracts are traded. This margin is a good-faith deposit from the customers, which reduces the risk to the Company of failure on behalf of the customers to fulfill any obligation under the contracts. To minimize its exposure to risk of loss due to market variation, the Company adjusts these margin requirements, as needed, due to daily fluctuations in the value of the underlying positions and establishes credit limits for such activities. If necessary, certain positions may be liquidated to satisfy resulting changes in margin requirements. Management believes that the margin deposits held at December 31, 2012, were adequate to minimize the risk of material loss that could be created by the positions held.

Financing Activities

In the normal course of business, the Company obtains securities under resale and securities borrow agreements on terms that permit it to repledge or resell the securities to others. At December 31, 2012, the Company obtained securities with a fair value of $25.3 billion, of which $24.0 billion has been either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy its commitments under proprietary short sales.

7. Fixed Assets

Fixed assets consisted of the following at December 31, 2012 (in thousands of dollars):

Furniture and equipment	$	69,248
Leasehold improvements		44,066
Software		43,519
Internally developed software		7,990
		164,823
Less accumulated depreciation and amortization		(134,783)
	$	30,040

8. Income Taxes

Included in other assets at December 31, 2012, is a net deferred tax asset of $33.6 million and a current tax receivable of $7.8 million. Included in other liabilities at December 31, 2012, is a current tax liability of $16.6 million related to uncertain tax positions. Deferred tax assets and liabilities are comprised principally of the net temporary differences related to deferred compensation arrangements, amortization of purchased employment agreements, provisions for doubtful accounts, valuation of certain stock in exchanges and other securities owned, and depreciation and amortization.

The Company will establish a valuation allowance if either it is more likely than not that the deferred tax asset will expire before the Company is able to realize the benefits or the future deductibility is uncertain. The Company has recorded a valuation allowance of approximately $5.2 million related to state and local net operating losses. The Company believes its future tax profits will be sufficient to recognize its other net deferred tax assets.

The Company did not recognize any adjustment in the liability for uncertain tax positions upon adoption of ASC 740-10, *Income Taxes*. Accrued interest and penalties related to income taxes are recognized in income tax expense. Included in the statement of financial condition is accrued interest of $2.8 million.

The Company is subject to income tax examinations for its federal, state, and local income taxes. The federal and certain state income tax returns are closed to examination through 2006. New York State and New York City return examinations have been completed through 2004 and 2008, respectively. The Company is currently under examination for federal and New York State income tax for the years 2007 through 2010, Illinois for tax year 2007 and 2008, and New York City for 2009 and 2010. The Company does not expect any of the examinations will result in any adjustment that will materially affect the liability for uncertain tax positions.

9. Subordinated Debt

At December 31, 2012, the Company had subordinated debt outstanding totaling $1,105 million under agreements with Newedge Group at interest rates based on LIBOR plus a range of 162 basis points to 260 basis points, maturing at various dates as follows (in thousands of dollars):

Interest Rate	Maturity Date	Amount
1.81%	September 30, 2013	$ 105,000
2.96%	September 30, 2013	500,000
2.96%	March 31, 2014	500,000
Total		$ 1,105,000

The debt is subordinated to the general claims of creditors. The subordinated borrowings have been approved by the applicable regulatory bodies and are available in computing net capital under the SEC net capital rule. To the extent that such borrowings are required for continued compliance with minimum net capital requirements, the loan agreements provide that this debt may not be repaid.

10. Commitments, Contingencies, and Guarantees

Commitments

The Company has various non-cancelable office leases and sublease agreements with various unaffiliated third parties, the latest of which expires in 2019. Future minimum lease payments relating to these arrangements are as follows (in thousands of dollars):

Years Ending December 31	Future Minimum Lease Payments
2013	$ 9,613
2014	9,783
2015	9,871
2016	10,013
2017	8,901
Thereafter	6,630
	$ 54,811

10. Commitments, Contingencies, and Guarantees (continued)

Contingencies

The Company is involved in various litigation, arbitration, and regulatory matters arising in the normal course of business. In the opinion of management, after consultation with legal counsel, the ultimate resolution of such matters will not have a materially adverse effect on the Company's financial position.

Guarantees

The Company is a member of various U.S. and foreign exchanges and clearinghouses that trade and clear securities and futures contracts. Associated with its memberships, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange or the clearinghouse. While the rules governing different exchange or clearinghouse memberships vary, in general, the Company's guarantee obligations would arise only if the exchange or clearinghouse had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange or clearinghouse. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any liability in the statement of financial condition for these agreements and believes that any potential requirement to make payments under these agreements is remote.

11. Benefit Plans and Deferred Compensation Plan

The Company sponsors a 401(k) profit-sharing plan (the Plan) in which substantially all of its employees are eligible to participate. The Plan provides for the Company's contributions based on the employees' salaries or a match of employee contributions, as defined.

In addition, the Company sponsors a deferred compensation plan under which eligible employees may contribute a percentage of their compensation and defer income taxes thereon until the time of distribution. Under this plan, participants may make assumed investment choices with respect to amounts contributed and are immediately vested in the plan upon deferral. Although not required to do so under the plan, the Company invests such contributions in assets that mirror the investment choices. The balances in this plan are subject to the claims of general creditors of the Company. Assets totaling approximately $14 million and liabilities totaling approximately $10 million are included in other assets and other liabilities, respectively, in the statement of financial condition at December 31, 2012.

11. Benefit Plans and Deferred Compensation Plan (continued)

The Company also sponsors certain other deferred compensation plans under which amounts are deferred for officers or employees subject to the plans and paid over a four-year vesting period, subject to certain employment conditions. These employees' deferred amounts may fluctuate based on the future performance of the Company.

12. Net Capital Requirements and Other Regulatory Matters

Newedge USA is subject to the minimum financial requirements of the SEC and the CFTC. Under these requirements, Newedge USA must maintain minimum net capital, as defined by the SEC and CFTC. The Company has elected to compute its net capital requirements under the alternative method provided for in SEC Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of $1,500,000 or 2% of aggregate customer-related debit items, as defined. Under the CFTC requirements, Newedge USA is required to maintain adjusted net capital equal to the greater of $20 million, or the sum of 8% of the customer risk maintenance margin requirements and 8% of the non-customer risk maintenance margin requirements, as defined. The Company's net capital requirement is the greater of the SEC or the CFTC requirement. At December 31, 2012, the Company used the CFTC requirement.

At December 31, 2012, Newedge USA had net capital of approximately $1,925 million, which was approximately $879 million in excess of its net capital requirement.

As a clearing broker-dealer, Newedge USA has elected to compute a reserve requirement for Proprietary Accounts of Introducing Broker-Dealers (PAIB calculation), as defined. The PAIB calculation is completed for each correspondent firm that uses the Company as its clearing broker-dealer to classify its assets held at Newedge USA as allowable assets in the correspondent's net capital computation. At December 31, 2012, Newedge USA met its PAIB reserve requirements.

12. Net Capital Requirements and Other Regulatory Matters (continued)

As a broker-dealer and futures commission merchant that clears customer accounts, Newedge USA is subject to the segregation and secured requirements outlined by the CFTC, the legally segregated, operationally commingled requirements of the CFTC, and the customer protection requirements of the SEC (Reserve). Under these requirements, Newedge USA must compute its customer requirements in each of these separate categories and ensure that amounts are set aside to cover these obligations. At December 31, 2012, Newedge USA had excess segregated funds of $610.0 million; excess secured funds of $404.1 million; excess legally segregated, operationally comingled funds of $50.3 million; and excess reserve funds of $123.7 million.

Advances to affiliates, repayment of subordinated debt, dividend payments, and other equity withdrawals may be subject to certain notification and other provisions of the rules of the SEC and other regulatory bodies.

Supplemental Information

Newedge USA, LLC

Computation of Net Capital Under
Rule 15c3-1 of the Securities and Exchange Commission
(Thousands of Dollars)

December 31, 2012

Net capital		
Total member's equity	$ 1,161,205	
Add subordinated debt	1,105,000	
Total capital and allowable subordinated debt		$ 2,266,205
Deductions and/or charges:		
Non-allowable assets:		
Exchange memberships and stock in exchanges	8,816	
Receivables from customers	1,804	
Receivables from affiliates	5,664	
Fixed assets	30,040	
Deferred compensation plan, net of allowable portion of $9,760	4,211	
Prepaid expenses	7,279	
Net deferred tax assets	33,609	
Other assets	37,153	
Total non-allowable assets	128,576	
Additional charges for customers' and non-customers' commodity accounts (4% SOV charge)	13,847	
Aged failed-to-deliver (12 items)	730	
Commodity futures contracts and spot commodities proprietary capital charges	99,335	
Other deductions and/or charges (primarily deductions on stock loan and securities borrow agreements and a 5% charge on receivables at foreign brokers)	24,757	
Total deductions and/or charges		(267,245)
Net capital before haircuts		1,998,960
Haircuts on securities		
Trading and investment securities:		
Certificates of deposit and commercial paper	-	
U.S. government obligations	8,877	
Corporate obligations	321	
Equities	2,670	
Other securities (money market investments)	48,069	
Undue concentration	13,003	
Other (uncovered inventory)	738	
Total haircuts on securities		(73,678)
Net capital		$ 1,925,282

Newedge USA, LLC

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission (continued)

(Thousands of Dollars)

Net capital		$ 1,925,282
Computation of alternative net capital requirement		
Amount of customer risk maintenance margin requirement	$ 11,878,328	
8% of customer risk maintenance margin requirement		950,266
Amount of non-customer risk maintenance margin requirement	1,194,697	
8% of non-customer risk maintenance margin requirement		95,576
Total alternative net capital requirement		1,045,842
Greater of:		
8% of the customer risk maintenance margin requirement and 8% of the non-customer risk maintenance margin requirement under the Commodity Exchange Act		
2% of aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 (2% of $1,908,971); or minimum dollar net capital requirement of the Company		
Net capital requirement		1,045,842
Excess net capital		$ 879,440
Net capital in excess of 110% of the risk-based capital requirement under the Commodity Exchange Act		$ 774,856

There were no material differences between the audited computation of net capital included above and the corresponding schedule in the Company's unaudited December 31, 2012 Part II FOCUS filing.

Newedge USA, LLC

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

(Thousands of Dollars)

December 31, 2012

Credit balances		
Free credit balances and other credit balances in customers' security accounts	$ 1,259,766	
Monies payable against customers' securities loaned	118,252	
Customers' securities failed to receive	7,711	
Credit balances in firm accounts which are attributable to principal sales to customers	1	
Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days	6,563	
Other – customer-owned securities on deposit with the Options Clearing Corporation to meet customer margin requirements	313,223	
Total 15c3-3 credits		$ 1,705,516
Debit balances		
Debit balances in customers' cash and margin accounts, excluding unsecured accounts, and accounts doubtful of collection, net of deductions	174,807	
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	178,912	
Failed to deliver of customers' securities not older than 30 calendar days	143	
Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts	613,240	
Aggregate debit items		967,102
Less 3% (for alternative method)		(29,013)
Total 15c3-3 debits		938,089
Reserve computation		
Excess of total credits over total debits		$ 767,427
Amount held on deposit in "Reserve Bank Account(s)," including $318.9 million of qualified securities, at end of reporting period		$ 891,119

There were no material differences between the audited computation above and the corresponding schedule included in the Company's unaudited December 31, 2012 Part II FOCUS filing.

Newedge USA, LLC

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2012

Customers' fully paid securities and excess margin securities not in the Company's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3.	None
Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags, which result from normal business operations" as permitted under Rule 15c3-3.	None
The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3.	Yes

There were no material differences between the audited computation above and the corresponding schedule included in the Company's unaudited December 31, 2012 Part II FOCUS filing.

Newedge USA, LLC

Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges

(Thousands of Dollars)

December 31, 2012

Segregation requirement	
Net ledger balance:	
Cash	$ 10,100,460
Securities (at market)	5,338,975
Net unrealized profit in open futures contracts	(763,016)
Exchange-traded options:	
Add market value of open option contracts purchased on a contract market	4,065,554
Deduct market value of open option contracts sold on a contract market	(3,854,992)
Add accounts liquidating to a deficit and accounts with debit balances – gross amount	317,158
Less amount offset against U.S. Treasury obligations owned by particular customers	(309,610)
Amount required to be segregated	14,894,529
Funds on deposit in segregation	
Deposited in segregated funds bank accounts:	
Cash	3,179,029
Securities representing investment of customers' funds (at market)	3,006,630
Securities held for particular customers or option customers in lieu of cash (at market)	1,276,296
Margins on deposit with clearing organizations of contract markets:	
Cash	44,794
Securities representing investment of customers' funds (at market)	3,825,524
Securities held for particular customers or option customers in lieu of cash (at market)	4,062,680
Net settlement from (to) clearing organizations of contract markets	(100,988)
Exchange-traded options:	
Value of open long option contracts	4,065,554
Value of open short option contracts	(3,854,992)
Net equities with other FCMs:	
Net liquidating equity	–
Securities representing investments of customers' funds (at market)	–
Securities held for particular customers or option customers in lieu of cash (at market)	–
Total amount in segregation	15,504,527
Excess funds in segregation	$ 609,998

There were no material differences between the audited computation above and the corresponding schedule included in the Company's unaudited December 31, 2012 Part II FOCUS filing.

Newedge USA, LLC

Schedule of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Commission Regulation 30.7

(Thousands of Dollars)

December 31, 2012

Foreign Futures and Foreign Options Secured Amounts – Summary

I. Check the appropriate box to identify the amount shown below:
- ☐ Secured amounts in only U.S.-domiciled customers' accounts
- ☐ Secured amounts in U.S.- and foreign-domiciled customers' accounts
- ☒ Net liquidating equities in all accounts of customers trading on foreign boards of trade
- ☐ Amount required to be set aside pursuant to law, rule, or regulation of a foreign government or a rule of a self-regulatory organization authorized thereunder

II. Has the FCM changed the method of calculating the amount to be set aside in separate accounts since the last financial report it filed?
- ☐ Yes
- ☒ No

Amounts to be set aside in separate Section 30.7 accounts		$ 3,751,289
Total secured amounts		
Cash in banks	$ 934,373	
Securities in safekeeping	740,211	
Amounts held by clearing organization of foreign boards of trade	–	
Amounts held by members of foreign boards of trade	2,480,784	
Total funds in separate Section 30.7 accounts		4,155,368
Excess funds in separate Section 30.7 accounts		$ 404,079

There were no material differences between the audited computation above and the corresponding schedule included in the Company's unaudited December 31, 2012 Part II FOCUS filing.

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